

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Brian Achenbach
Chief Financial Officer
MUSTANG BIO, INC.
377 Plantation Street
Worcester, MA 01605

      Re: MUSTANG BIO, INC.
          Registration Statement on Form S-3
          Filed October 23, 2020
          File No. 333-249657

Dear Mr. Achenbach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Mark F. McElreath